

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

October 12, 2016

Mr. Christopher T. Young
Executive Vice President, Treasurer
and Chief Financial Officer
Entravision Communications Corporation
2425 Olympic Boulevard, Suite 6000 West
Santa Monica, California 90404

  Re: Entravision Communications Corporation
     Form 10-K for Fiscal Year Ended December 31, 2015
     Filed March 9, 2016
     Form 8-K
     Filed August 3, 2016
     File No. 001-15997

Dear Mr. Young:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 8-K filed August 3, 2016

1. It appears that you use free cash flow as a liquidity measurement. Please disclose how management uses this measure and why you believe it is useful to investors. Also reconcile this measure to cash flows from operating activities, the most directly comparable GAAP financial measure.

2. Your presentation of free cash flow per share is inconsistent with the guidance in Question102.05 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please comply with this comment in your next earnings release.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Sharon Virga, Staff Accountant at (202) 551-3385 or Terry French, Accountant Branch Chief, at (202) 551-3828 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Terry French for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications